CORRESP

Triumph Group, Inc.
1550 Liberty Ridge Drive
Suite 100
Wayne, PA 19087
610-251-1000

January 7, 2010

Amanda Ravitz, Esq.

Branch Chief - Legal

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	Triumph Group, Inc
Registration Statement on Form S-4
Filed November 24, 2009
File No. 333-163300

Dear Ms. Ravitz:

This letter responds to the comments set forth in your letter dated December 11, 2009 to John B. Wright, II, Vice President, General Counsel and Secretary of Triumph Group, Inc. (the “Company”) regarding the Company’s filing listed above.  For your convenience, we have restated the Staff’s comments and have provided the Company’s responses below such comments:

General

1.             We note that you are registering the 8% Senior Notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

RESPONSE:

As requested, the Company has provided a supplemental letter stating that it is registering the exchange offer in reliance on the Staff’s position in the Exxon Capital Holdings, Morgan Stanley and Shearman & Sterling no-action letters, which supplemental letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Exhibit 5.1

2.             We note that counsel’s opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  We also note that the subsidiary guarantors are incorporated or organized in states other than New York or Delaware.  Please have counsel revise its opinion so that it also covers the laws of those respective jurisdictions or file separate opinions.

RESPONSE:

In response to the Staff’s comment, counsel’s opinion has been revised to cover the laws of the jurisdictions in which each of the subsidiary guarantors is incorporated or organized.

3.             Please have counsel delete the second sentence of the penultimate paragraph on page 2 or refile the opinion dated the date of effectiveness.

RESPONSE:

In response to the Staff’s comment, counsel’s opinion has been modified to state that counsel undertakes no obligation to advise the Company of any changes after the effective date of the registration statement.

In connection with the responses above, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

John B. Wright, II

cc:	Gerald J. Guarcini, Esq.